Exhibit 4.1
[SMART MOVE LETTERHEAD]
July 28, 2008
Thomas P. Grainger
Post Office Box 7
Saratoga, WY 82331
EQUITY INVESTMENT COMMITMENT AND AGREEMENT FOR CONVERSION OF DEBT TO EQUITY
This Equity Investment Commitment and Agreement for Conversion of Debt to Equity (this “Commitment”) is signed by Thomas P. Grainger (“Purchaser”) and Smart Move, Inc. (he “Company”) for the purpose of confirming Purchaser’s commitment on the terms herein set forth: i) to provide additional equity funding to the Company in the aggregate amount of $750,000, through the purchase for cash of an aggregate 2,343,750 of restricted shares of the Company’s common stock, ($.0001 par value) and the issuance of 3,515,625 common stock purchase warrants exercisable at $0.40 for a period of five years; and ii) to convert $740,000 of principal indebtedness and accrued interest on the terms set forth herein.
1. Committed New Investment of $750,000 in Restricted Shares of Common Stock; Agreed Conversion of Debt to Equity
Purchaser will provide new funding of $750,000 by means of the purchase of an aggregate 2,343,750 restricted shares of the Company’s common stock at $0.32 per share (the “Transaction Share Price”) pursuant to the “Transaction Terms” set forth in Paragraph 2 below. The gross proceeds of $750,000 for the purchase of the equity shall be net of the accrued interest on the notes that are being converted to equity as part of this agreement. The amount of accrued interest shall be as described on Exhibit A at the date of funding of the $750,000. For example, if the date of funding is August 15, 2008, the net proceeds to the Company shall be $737,296.62 (which is the $750,000.00 less the accrued interest on the notes of $12,703.38). Purchaser has also agreed to convert Purchaser’s existing 7% Unsecured Convertible Note due September 2, 2010 in the face amount of $540,000 and Purchaser’s existing 12% Unsecured Convertible Note due January 22, 2009 in the face amount of $200,000 in accordance with the Transaction Terms which will be incorporated into one or more appropriate implementing agreements, including a common stock purchase warrant as described in Paragraph 2 below. Purchaser intends and agrees that the Company may rely on the terms of the Purchaser’s funding commitment as expressed herein as a firm subscription to purchase common stock and convert debt to equity as herein provided.

2.	Transaction Terms:
a)
Purchaser is considered “a related person” and thus the terms hereof are subject to obtaining all required approvals of the Company’s Audit Committee and Board as prescribed by the American Stock Exchange for listed companies and for the listing of additional shares.

b)	The shares will be restricted shares and bear a legend that they may only be sold pursuant to Rule 144 under the Securities Act.
c)	An Operations Funding Agreement will be entered into on terms consistent with the terms hereof. All committed shares will be purchased within 30 days.
d)	Purchaser will be granted a new 5 year common stock purchase warrant covering 150% of newly purchased restricted shares at an exercise price of $0.40 cents per share.
e)
In addition to restricted shares of common stock being acquired by Purchaser’s new cash purchase as described in Section 1 above, the Purchaser has agreed pursuant to this Commitment to convert the entire balance of principal owing under Purchaser’s existing $540,000 convertible note due September 2, 2010 and the Purchase’s existing $200,000 convertible note due January 22, 2009 into shares of restricted common stock at the Transaction Share Price, which is less than the $0.80 conversion price applicable under the $540,000 Note being converted, and less than the $0.75 conversion price applicable under the $200,000 note being converted.

f)
The shares issuable as a result of the agreed conversion are also to be restricted shares and bear a legend that they may only be sold pursuant to all requirements of Rule 144 under the Securities Act.

g)
The Transaction Terms are subject to requirements and conditions the American Stock Exchange may impose pursuant to its additional listing requirements, including any conditions of approval of the Company’s plan to restore compliance with AMEX listing standards.

h)	Proceeds from the sale of restricted shares will be used for general corporate purposes.

SMART MOVE, INC.		PURCHASER

By:	/s/ Chris Sapyta	By:	/s/ Thomas P. Grainger

Name:	Chris Sapyta		Thomas P. Grainger

Title/Capacity: President and CEO

EXHIBIT A
Details of Accrued Interest Calculation
Interest Payable
Daily Rate Calculation:

	Interest		Daily
Amount	Rate	Days	Rate
$540,000	7%	360	105.00

$200,000	12%	360	66.67

			171.67

Amount of Interest to be deducted from $750,000 funding, dependent on date of close

	Number of Days
	of Interest
	accrual after	Loan #1	Loan #2	Total Interest
Date of Funding	Aug. 1st	$540,000	$200,000	Due from Proceeds
8/14/2008	13	$7,665.00	$4,866.71	$12,531.71
8/15/2008	14	$7,770.00	$4,933.38	$12,703.38
8/16/2008	15	$7,875.00	$5,000.05	$12,875.05
8/17/2008	16	$7,980.00	$5,066.72	$13,046.72
8/18/2008	17	$8,085.00	$5,133.39	$13,218.39
8/19/2008	18	$8,190.00	$5,200.06	$13,390.06
8/20/2008	19	$8,295.00	$5,266.73	$13,561.73
8/21/2008	20	$8,400.00	$5,333.40	$13,733.40
8/22/2008	21	$8,505.00	$5,400.07	$13,905.07
8/23/2008	22	$8,610.00	$5,466.74	$14,076.74
8/24/2008	23	$8,715.00	$5,533.41	$14,248.41
8/25/2008	24	$8,820.00	$5,600.08	$14,420.08

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